Item 77I - Deutsche Select Alternative Allocation
Fund and Deutsche Diversified
Market Neutral Fund (each a "fund"
and each a series of Deutsche Market
Trust)

Deutsche Select Alternative Allocation Fund
Class T shares for Deutsche Select Alternative
Allocation Fund became effective on March 16,
2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of April 27, 2017, Class T shares were not available for purchase.

Deutsche Diversified Market Neutral Fund
Upon the recommendation of the fund's investment advisor, Deutsche Investment Management
Americas Inc., the fund's Board has authorized the fund's termination and liquidation, effective on or about November 30, 2016.
The fund was terminated and liquidated on November 30, 2016.